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                                                                    Exhibit 99.1


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                        Report of Independent Accountants

To the Board of Directors and Shareholder of CIT Group Inc.


We have examined management's assertion about CIT Financial USA, Inc.'s (the "Company's"), a wholly owned subsidiary of CIT Group Inc., compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, to the extent the procedures in such are applicable to the servicing obligations set forth in the Servicing Agreements, as of and for the year ended December 31, 2001, as included in the accompanying management assertion (see Exhibit I). Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards, to the extent the procedures in such are applicable to the servicing obligations set forth in the Servicing Agreements, as of and for the year ended December 31, 2001, except as noted in
Exhibit I, is fairly stated, in all material respects.


PricewaterhouseCoopers LLP
New York, New York
March 29, 2002